UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Enclosure: A press release dated October 13, 2023 announcing the intention by Turkcell to issue lease certificates and debt instruments.

Istanbul, October 13, 2023

Announcement Regarding the Decisions to Issue Lease Certificates and Debt Instrument

Our Company's Board of Directors resolved that our wholly owned subsidiary Turkcell Finansman A.Ş. shall issue debt instrument. The issuance shall be at a nominal value of up to TRY1 billion, with various maturities up to one-year, in Turkish Lira terms, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

Our Company's Board of Directors also resolved that our wholly owned subsidiary Superonline İletişim Hizmetleri A.Ş. shall issue management agreement based lease certificates (sukuk) in accordance with capital markets legislation through an asset leasing company based in Turkey at an amount of up to TRY3 billion, with maturities up to 12 months, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

The respective issuances are subject to approval of Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 13, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer